August 21, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attn: Larry Spirgel

Re:	Debut Broadcasting Corporation, Inc. Form 10K for the Fiscal Year Ended December 31, 2007 Filed March 7, 2008 Form 10Q for the Quarterly Period Ended March 31, 2008 File No. 0-50762

Dear Mr. Spirgel:

On behalf of Debut Broadcasting Corporation, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated August 5, 2008.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Please file the amendments to your Forms 10-K and 10-Q included as exhibits to your letter dated July 13, 2008.

On August 19, 2008, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2007 and Amendment No. 2 to its Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 in accordance with the Company’s response letter dated July 13, 2008.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

Shamrock Broadcasting Inc.
River Broadcasting Company, page F-11

2.	We note your response to prior comment 7. Please amend the Form 8-K filed on June 22, 2007 to provide audited and pro forma financial statements for the required periods.

The Company hereby undertakes to submit, as soon as practicable, to the Division of Corporation Finance’s Office of Chief Accountant a waiver request with respect to the requirement that audited and pro forma financial statements be provided in connection with the 2007 acquisitions of River Broadcasting Company and Shamrock Broadcasting, Inc.

* * *

Should you have any questions or comments concerning this response to your comment letter, please contact me at (615) 775-1931, or David Wilson and Hunter Rost of Waller Lansden Dortch and Davis, LLP, our outside legal counsel, at (615) 244-6804.

Best Regards,

/s/ Sariah Hopkins

Sariah Hopkins
Executive Vice President and
Chief Financial Officer

Cc:
Kathryn Jacobson, Securities and Exchange Commission
Steven Ludwig, Debut Broadcasting Corporation, Inc
Hunter Rost, Waller Lansden Dortch and Davis, LLP
David Wilson, Waller Lansden Dortch and Davis, LLP
Ron Silberstein, Maddox Unger Silberstein, PLLC

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax